

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Harold Dichter
Deputy General Counsel
Epic NewCo, Inc.
2400 Market Street
Philadelphia, Pennsylvania 19103

> **Re: Epic NewCo, Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted March 17, 2023**
> **CIK No. 0001967649**

Dear Harold Dichter:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B

Exhibit 99.1 Information Statement
Cover Page, page i

1.   We note your disclosure here that you intend to apply to have NewCo's common stock listed on a to-be-determined exchange. We also note your disclosure on pages 3-4 that Aramark may waive any of the conditions for closing, one of which is that "the shares of NewCo common stock to be distributed shall have been accepted for listing on [   ], subject to official notice of distribution." Please revise your cover page to clarify whether the spinoff is contingent upon an exchange's approval of your listing application.

Our Competitive Advantages, page 9

2.   We note your representation here and on page 63 that the face-to-face interaction resulting from your service model "fosters trust and builds close relationships with our customers," and these relationships in turn, support " attractive customer retention rates." Please revise your disclosure to provide support for your statement that your service model fosters trust and builds close relationships, or revise to characterize it as your belief. Additionally, please disclose the source(s) attributed to your statement that your service model also supports "attractive customer retention rates."

Information Statement Summary
Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information, page 14

3.   Reference is made to the balance sheet information on page 17. Please revise to include total liabilities.

The ultimate scale and scope of recurring outbreaks stemming from the COVID-19 pandemic . . ., page 24

4.   We note your disclosure here regarding the material impact of the COVID-19 pandemic on the results of operations and your financial condition. Please revise, to the extent practicable, to quantify the material impacts COVID-19 has had on the company's operations and financial condition. Alternatively, provide a cross-reference to a more detailed discussion of COVID-19's material impact on your business.

If there is a determination that the distribution or certain related transactions are taxable for U.S. federal income tax purposes . . ., page 34

5.   Please revise here and on page 102 to clarify that the conditions that you receive a private letter ruling from the IRS and an opinion from outside counsel are waivable conditions.

Until the distribution occurs, the Aramark Board of Directors has sole and absolute discretion to change . . ., page 35

6.   Please further revise to discuss the potential consequences to Aramark stockholders if the Aramark Board of Directors waives or materially amends the conditions of separation, or decides not to proceed with the separation.

Following the separation and distribution, certain of NewCo directors and employees may have actual or potential conflicts of interest . . ., page 36

7.   You disclose that, after the separation and distribution, certain of your directors and executive officers may have actual or potential conflicts of interest. Please briefly describe these actual or potential conflicts of interest in an appropriate place in your registration statement.

Dividend Policy, page 48

8. We note your indication that NewCo has not yet determined whether it expects to pay a regular dividend after the separation and distribution. Clarify when the Board will make such determination and, with a view to understanding the historical dividends paid by Aramark, revise to provide the information required by Item 201(c)(2) of Regulation S-K.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 56

9. We note that you intend to include recurring and ongoing costs to operate new functions required for a public company in management's adjustment. Please tell us how you considered Rule 11-02(a)(7)(i) of Regulation S-X in your determination that such costs have basis as management adjustments. To the extent that you determined such costs have basis, please include disclosure of the basis for and material limitations of each adjustment, including any material assumptions or uncertainties, an explanation of the method of the calculation, if material, and the estimated time frame for achieving the synergies and dis-synergies as required by Rule 11-02(a)(7)(ii)(D).

Business
Financial Profile, page 58

10. Reference is made to your tabular presentation of Adjusted Revenue, Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted EBITDA and Adjusted EBITDA Margin on page 59. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Competition, page 60

11. Please revise to provide disclosure regarding NewCo's competitive conditions that are material to an understanding of its business for each sector illustrated.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations Consolidated, page 72

12. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, please quantify the impact that the growth within your existing rental customer base, increase in new business and pricing actions had on revenue. In addition, quantify the impact that higher sales volume and higher energy and labor costs had on cost of services. Refer to Item 303(a) of Regulation S-K.

Other Arrangements, page 100

13. We note that the descriptions of the various agreements between NewCo, Aramark and its subsidiaries do not specifically detail revenue sharing percentages, commissions, fees, costs, lump sum payments, etc. Please revise the description of each listed agreement to specifically detail the anticipated relationship between these related-parties following the Distribution. All revenue sharing, percentages, commissions, fees, costs, payments, dollar amounts involved between the related-parties should be specifically described and quantified, as applicable. Refer to Item 404 of Regulation S-K.

Aramark Uniform Services Audited Combined Financial Statements
Note 10. Share-Based Compensation, page F-33

14. Please disclose the total fair value of Time-Based Restricted Stock Units vested during the year. Refer to ASC 718-10-50-2d.2

You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alison Z. Preiss